EXECUTION VERSION

BINDING TERMS OF STRATEGIC COLLABORATION

This Confidential Binding Terms of Strategic Collaboration (this "**Term Sheet**") dated January 5, 2025 is by and between AST & Science, LLC and Ligado Networks LLC (the "**Parties**") and sets forth a summary of principle terms and conditions relating to an agreed strategic collaboration ("**Transaction**") between the Parties to this Term Sheet.

Certain Definitions	• AST & Science, LLC ("**AST**") • Ligado Networks LLC ("**Ligado**") • Federal Communications Commission ("**FCC**") • Innovation, Science and Economic Development ("**ISED**") • National Telecommunications and Information Administration ("**NTIA**") • Interdepartment Radio Advisory Committee ("**IRAC**") • Cerberus Capital Management, L.P. ("**Cerberus**") and Fortress Investment Group LLC ("**Fortress**")
Scope of Collaboration	• L-band MSS spectrum usage rights under, and subject to all the technical, power, operational, legal, regulatory and other requirements and limitations in, the Viasat/Inmarsat Cooperation Agreement (the "**Cooperation Agreement**"), other relevant agreements, and FCC/ISED regulatory requirements (the "**L-band Spectrum**"), and usage rights with respect to certain other Ligado L-band MSS assets and operations. • AST also to sublease spectrum under the CCI Agreement (defined below) for space to ground use on a preemptable basis.
Spectrum Usage	• In consideration for the contributions and payments by AST described in the DUO Components 1 and 2, Usage Rights Payment and Call Option, and Revenue Share sections below, Ligado to provide and AST to assume the economic benefits of a certain portion of the fully coordinated L-band Spectrum and other L-band MSS assets to which Ligado has access pursuant to its FCC/ISED licenses, including pursuant to Ligado's GEO license, and the Cooperation Agreement, through a mutually agreed upon structure by the Parties and their counsels, as part of a pre-arranged Chapter 11 process (the "**Ch. 11 Process**"), including the following: - Ligado will grant to AST the right to use Ligado's satellites, ground station assets and L-band Spectrum, including substantially all of the capacity on SkyTerra-1 and any replacement or follow on satellites. Ligado may retain exclusive access to some portion of the L-band Spectrum and/or capacity solely for the purpose of

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<tr><td colspan="2"></td><td>satisfying regulatory purposes.
- Ligado will retain ownership and ultimate control of its spectrum licenses, space station and ground station assets, subject to certain management and information rights granted to AST in accordance with FCC/ISED rules, and in order to protect Ligado's Takings Litigation (defined below).
- Parties to negotiate terms for the transfer of licenses, space station and ground station assets to AST upon resolution of the Takings Litigation.
- At AST's request, Ligado shall work with AST on the design and specifications of its intended NGSO system using the L-band Spectrum in accordance with the parameters of the Cooperation Agreement, with the goal of filing the necessary FCC/ISED and any other necessary regulatory applications and/or amendments for such system.
- Parties acknowledge and agree that Ligado's satellite capacity is already subject to certain existing commercial agreements with third parties and that AST's use of such capacity shall be conditioned on the Parties' agreement on the terms of, and on Ligado's ultimate ability to effectuate, the required amendments or termination of such agreements.</td></tr>
<tr><td rowspan="3">Consideration Structure</td><td>Deferred Usage Obligation ("DUO") Component 1</td><td>• AST to contribute $350mm worth of AST SpaceMobile, Inc. common equity (at 30-day VWAP) to Ligado at the earlier of (i) such time as required by the Ch. 11 Process or (ii) the Approval Condition (defined below) is met.
• AST will work with Ligado to convert this to cash through a collar or similar transaction.
• AST shall have the right to replace such obligation with cash prior to the close of the transaction.
• AST's contribution is subject to the Backstop Commitment.</td></tr>
<tr><td>DUO Component 2</td><td>• AST to contribute $200mm of AST SpaceMobile, Inc. Convertible Notes to Ligado at the earlier of (i) such time as required by Ch. 11 Process or (ii) the Approval Condition (defined below) is met.
- AST shall have the right (and has the intent to seek) to replace such Convertible Note with cash prior to the close of the transaction.
- Convertible Notes to be at market terms.
• AST's contribution is subject to the Backstop Commitment.</td></tr>
<tr><td>Usage Rights Payment and Call Option</td><td>• AST to pay Ligado an annual usage-right consideration of $80mm ("Usage Rights Payment") beginning on the effective date of the Definitive Agreements; provided that such usage-right consideration amount must cover 100% of amounts due from Ligado to utilize the L-band Spectrum. AST may elect to</td></tr>
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		pay any portion of such amount in excess of the amount owed to utilize the L-band Spectrum in equity for a period of 36 months starting from closing. • Term shall end the earlier of (i) on December 31, 2107, in line with the term of the Cooperation Agreement, or (ii) upon written notice by AST if (a) Ligado does not agree to make the regulatory filings for NGSO approval requested by AST by the date that is targeted to be 3 months, but no more than 6 months after the Parties execute definitive agreements to memorialize the Transaction (the "**Definitive Agreements**") (b) Ligado/AST fail to obtain technically implementable NGSO FCC approvals by the date that is 24 months after submission of the relevant applications to the FCC or any other applicable material regulatory approvals, or (c) within 9 months after receiving NGSO FCC approvals, any U.S. governmental, legislative or other regulatory action, court order or applicable law results in prohibiting or materially adversely impacting (as further described in the Definitive Agreements) AST's use of the L-band Spectrum, each of (a), (b) and (c) above at necessary power levels for broadband delivery of NGSO orbit and as further described in the Definitive Agreements, defined as 3 bps/Hz in downlink, 2 bps/Hz on uplink on NGSO systems across the spectrum and as further detailed on Annex A hereto (collectively, the "**Approval Condition**"). • For sake of clarity, the Approval Condition is only met upon the satisfaction of each of (i) the timely regulatory filings for NGSO approval, (ii) the timely receipt of FCC or other applicable material regulatory approvals and (iii) the passage of 9 months following such approvals without material adverse impact or prohibition of AST's use of the L-band spectrum at necessary power levels, each as further described in the definition of Approval Condition in (a), (b) and (c) above. • Upon written notice from AST and any other mutually agreed upon terms set forth in the Definitive Agreements, Ligado agrees to exercise the Call Option (as such term is defined in Amendment No. 5 to the Cooperation Agreement) pursuant to which it may purchase all remaining deferred and future payment obligations under the Cooperation Agreement on payment terms described in Amendment No. 5 adjusted to reflect the premium consideration payable by AST to Ligado contemplated under the usage rights payment above.

	Revenue Share	• AST to pay to Ligado the greater of (i) 17.5% of Net Revenue (to be defined) derived from the usage of the L band Spectrum from Ligado ("**L-band Revenue Share**"), (ii) 5.0% of AST's share of Net Revenue (to be defined) derived from all North America operations ("**Maximum North America Revenue Share**"); *provided that*, for Maximum North America Revenue Share to become payable at any given period under this provision, the Approval Condition shall have been satisfied and L-band Spectrum must be adopted on both Apple and Android phones, or (iii) 2.5% of AST's share of Net Revenue (to be defined) derived from all North American operations ("**Minimum North American Revenue Share**," and together with L-band Revenue Share and Maximum North American Revenue Share, "**Revenue Share**") *provided that* for Minimum North America Revenue Share to become payable at any given period under this provision, the Approval Condition shall have been satisfied and L-band Spectrum is adopted on either Apple or Android phones, but not both. • Revenue Share will terminate on December 31, 2107, in line with the term of the Cooperation Agreement.
	Protection In Event Payment Required Prior To Approval Condition	• If (i) the Approval Condition is not met for reasons unrelated to AST's failure to use commercial best efforts to achieve such Approval Condition and (ii) a payment to Viasat related to usage rights under the Cooperation Agreement is required by the Ch. 11 Process, Ligado and AST shall work together to use their best commercial efforts to obtain a backstop commitment for such obligations secured by the terrestrial rights to the spectrum under the existing lease between Crown Castle and Ligado (the "**CCI Agreement**"), such commitment to be pursued in good faith by the Parties during the completion of the Definitive Agreements (the "**Backstop Commitment**").
	Warrants	• AST to issue penny warrants worth $113mm to Ligado, the number of warrants to be determined upon signing[1] this Term Sheet and to be issued upon signing of Definitive Agreements and subject to a one year lock up.
	Governance	• Upon the effectiveness of the Transaction, Fortress and Cerberus shall have governance rights at AST comparable to existing Verizon structure (*i.e.*, information rights, observer on special spectrum committee).

[1] The price per Class A share used to determine the number of penny warrants shall be $23.97.

L-band Commercialization Plan	• AST to be responsible for laying out a comprehensive business plan for L-band commercialization. Factors addressed will include: - Timing of service inauguration - Target end markets (Mobile and Fixed Wireless) - Go-to-market strategy - Expected net revenues (subscribers, ARPU, opex, usage right payments, revenue share with distribution partners)
Crown Castle Spectrum Transfer	• AST to sublease spectrum under the CCI Agreement for space to ground use on a preemptable basis (the "**Space Spectrum Rights**") in exchange for AST agreeing to pay, beginning on the effective date of the Definitive Agreements (a) the current amounts due under such lease agreement in cash plus (b) a premium of 30% in AST stock on each such payment; *provided* Ligado (or such purchaser) shall have preemptive terrestrial rights over CCI Agreement spectrum for the duration of the sublease, unless and until AST exercises the CCI Agreement spectrum purchase option. • For a period of seven (7) years beginning on the effective date of the Definitive Agreements, AST shall have the right to exercise the spectrum purchase option in the existing CCI Agreement; *provided*, AST shall pay Ligado (a) the purchase price with respect to such option *plus* (b) a premium of 30% in AST common stock. Upon such exercise, AST shall only be entitled to the Space Spectrum Rights with the terrestrial rights remaining with Ligado (or such purchaser as described above). For any proceeds generated by Ligado upon a sale to a third party of the terrestrial spectrum rights related to the Crown Castle Spectrum, AST shall receive 50% of any proceeds in excess of $1.25bn and up to $1.75bn; 75% of any proceeds in excess of $1.75bn.
Ligado Existing Operation	• In the event that the Approval Condition is not met for reasons unrelated to AST's failure to use commercial best efforts to achieve such Approval Condition, AST shall have a right to utilize the fully coordinated L-band Spectrum and other L-band MSS assets to which Ligado has access pursuant to Ligado's GEO license for services, *provided* that AST's right is contingent upon (a) AST continuing to pay for opex/capex associated with GEO services, (b) AST providing Ligado with a 50% profit share subject to Ligado's termination rights for Ligado and minimum payments to Ligado as mutually agreed upon and set forth in the Definitive Agreements.
Transaction Timetable	• The Parties to collaborate to expeditiously complete due diligence and negotiate Definitive Agreements, with the aim of announcing the transaction as soon as possible after the date hereof.

Takings Litigation	• Transaction to be structured such that any claims or causes of action that Ligado Networks LLC and/or any of its subsidiaries or affiliates may have in connection with the takings litigation currently pending in the United States Court of Federal Claims, captioned *Ligado Networks LLC v. United States of America, Department of Defense, Department of Commerce, and National Telecommunications and Information Administration*, dated October 12, 2023, (the "**Takings Litigation**") are preserved for the benefit of the current Ligado stakeholders, and are not impaired or diminished under any circumstances, provided that Ligado's FCC licenses and related satellite assets cannot be assigned or transferred during the pendency of the Takings Litigation. • To the extent the Parties agree that resolution of the Takings Litigation materially adversely impacts the use of L-band Spectrum by AST for MSS as such impact and use are more specifically set forth in the Definitive Agreements, the Definitive Agreements shall terminate upon written notice from AST and AST shall be entitled to a break-up fee ("**Break-Up Fee**") equal to: (i) at any time **prior** to the Approval Condition being met, an amount equal to (x) all Usage Rights Payments made by AST at the time of termination of the Definitive Agreements ***PLUS*** (y) the lesser of 2.5% of any proceeds from such litigation and $450mm; (ii) at any time **after** the Approval Condition and **up to and including December 31, 2035**, an amount equal to (x) all Usage Rights Payments and Deferred Usage Obligation Components 1 and 2 payments made by AST at the time of termination of the Definitive Agreements ***PLUS*** (y) the greater of 2.5% of any proceeds from such litigation and $450mm; or (iii) at any time **after** the Approval Condition and **beginning on January 1, 2036**, an amount equal to (x) all Usage Rights Payments and Deferred Usage Obligation Components 1 and 2 payments made by AST at the time of termination of the Definitive Agreements ***PLUS*** (y) the lesser of 2.5% of any proceeds from such litigation and $450mm. • The Definitive Agreements shall provide that the Break Up Fee shall be AST's exclusive remedy for such termination, notwithstanding any other provisions of this Term Sheet. Notwithstanding the foregoing, and solely to the extent permitted by the terms of any resolution of the Takings Litigation (as determined by Ligado in consultation with its counsel in its sole discretion), Ligado agrees to work with

	AST, at AST's sole cost and expense, in good faith in AST's pursuit of any damages incurred solely as a direct result of Ligado's resolution of the Takings Litigation (against parties other than Ligado or its investors) in excess of the Break-Up Fee. • The Transaction does not prohibit Ligado's ability to deploy ATC. If Ligado has ancillary terrestrial component ("**ATC**") deployment rights with respect to the L-band Spectrum as a result of the resolution of the Takings Litigation, the Definitive Agreements shall provide (i) for a process to agree upon the technical rules for the co-existence of MSS and ATC use of the L-band Spectrum; and (ii) that AST shall be entitled to a 17.5% revenue share associated with the monetization of ATC.
Voting Agreement	• This Term Sheet contemplates Cerberus, Fortress and sufficient holders of securities representing a voting two-thirds of each class (a) providing AST a binding commitment to support (via Chapter 11 voting or other applicable support mechanism, as reasonably practicable for Cerberus and Fortress) Definitive Agreements between AST and Ligado (terms of which are set out herein), (b) using commercially reasonable efforts to obtain additional support for (including to obtain sufficient votes to confirm) a Chapter 11 plan supported by AST in any bankruptcy proceedings of Ligado, and (c) supporting any necessary ancillary transactions (e.g. restructuring) required to effect the Definitive Agreements.
Bankruptcy / Liquidation	• Pre-arranged bankruptcy in Chapter 11 • The effectiveness of any chapter 11 plan proposed by Ligado in connection with the Transaction shall be conditioned upon satisfaction of the Approval Condition.
Customary Provisions	• The Definitive Agreements will include the terms summarized in this Term Sheet and such other terms, representations, warranties, conditions, covenants, and indemnities: (a) customary for agreements of the kind described herein; and (b) not inconsistent with this Term Sheet.
Term Sheet Termination	• This Term Sheet shall automatically terminate and be of no further force and effect upon the earlier of: (a) execution of the Definitive Agreements by the Parties; (b) mutual agreement of the Parties; and (c) 4 months after the date hereof.

Confidentiality	• The Term Sheet, its existence and terms, and the fact that the Parties hereto are engaged in discussions regarding the potential Transaction are confidential and may not be disclosed by either Party, their respective affiliates or any Representatives of any of the foregoing without the prior written consent of the other Party hereto, except as required by law or to enforce the binding provisions; *provided, however* that the Term Sheet, its existence and terms, and such fact may be disclosed by counsel to Fortress and Cerberus with the parties expected to sign the restructuring support agreement contemplated in the "Voting Agreement" section of this Term Sheet; *provided, further* that this Term Sheet may be publicly filed with the bankruptcy court upon Ligado's commencement of chapter 11 cases.
Miscellaneous	• Nothing herein is intended or shall be construed to confer upon any person or entity other than the Parties and their successors or assigns, any rights or remedies under or by reason of this Term Sheet. • This Term Sheet may be executed in counterparts, each of which will be deemed to be an original, but all of which together will constitute one agreement. • The headings of the various sections of this Term Sheet have been inserted for reference only and will not be deemed to be a part of this Term Sheet. • The singular includes the plural, and the plural includes the singular. The terms "include" and "including" are not limiting.
Governing Law and Arbitration	• This Term Sheet shall be governed by the internal laws of the State of Delaware without regard to conflicts of laws or rules of any jurisdiction. • The Parties agree that all disputes, controversies or differences of opinion arising from or related to this Term Sheet will be settled by arbitration conducted in New York City, the State of New York, pursuant to the Rules of Arbitration of the International Chamber of Commerce. The tribunal shall consist of three (3) arbitrators appointed in accordance with the said Rules. The award will be final and binding upon the Parties and may be entered into any court having jurisdiction thereof for its enforcement.
Exclusivity	• AST shall have exclusivity with respect to a transaction involving Ligado's usage rights described under this Term Sheet until the earliest of (i) execution of the restructuring support agreement contemplated in the "Voting Agreement" section of this Term Sheet, (ii) the date on which Ligado commences chapter 11 cases or (iii) 60 days after the date hereof.
Timing of Usage Rights Payments and Payments for Space Spectrum Rights	• AST obligation to pay amounts to Ligado on account of CCI and Viasat begins upon entry of order approving Definitive Agreements, however, amounts will be paid as they come due and will exclude any premiums. • At Plan Confirmation, upon entry of the Confirmation Order, AST will true up all amounts payable on account of Viasat and CCI,

	including any premiums (i.e., remaining portion of $80mm+premiums-payments made as described above).

/s/ Abel Avellan

Name: Abel Avellan

Title: Chairman and CEO

Company: AST & Science, LLC

Name:

Title:

Company: Ligado Networks LLC

____

Name:

Title:

Company: AST & Science, LLC

/s/ Douglas Smith

Name: Douglas Smith

Title: Chief Executive Officer

Company: Ligado Networks LLC